SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                           Form 6-K

                   Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             the Securities Exchange Act of 1934

                For the month of December 1999

                         MIH LIMITED

       (Translation of registrant's name into English)

                        Abbot Building
                         Mount Street
                           Tortola
                          Road Town
                    BRITISH VIRGIN ISLANDS

           (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  x             Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                     No  x


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                         EXHIBIT LIST

Exhibit    Description

99.1       Press Release dated December 1, 1999
           of MIH Holdings


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                          SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MIH LIMITED

Date: December 2, 1999             by /s/ Allan M. Rosenzweig
                                     -------------------------
                                     Name:  Allan M. Rosenzweig
                                     Title: Group Director--Corporate
                                            Finance and Director